Exhibit 12

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

___________, 2021

Board of Trustees MainStay Epoch U.S. All Cap Fund MainStay Funds Trust 51 Madison Avenue New York, New York 10010
Board of Trustees MainStay WMC Enduring Capital Fund The MainStay Funds 51 Madison Avenue New York, New York 10010

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to MainStay Epoch U.S. All Cap Fund (“Acquired Fund”), a separate series of the MainStay Funds Trust, a Delaware statutory trust (“Acquired Trust”), and to MainStay WMC Enduring Capital Fund (“Acquiring Fund”), a separate series of the MainStay Funds, a Massachusetts business trust (“Acquiring Trust”), and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of _________, 2021, executed by the Acquiring Trust on behalf of the Acquiring Fund and by the Acquired Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.

MainStay Epoch U.S. All Cap Fund –

MainStay WMC Enduring Capital Fund

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund;

2.	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Acquired Fund solely in exchange for the assumption of the Liabilities of the Acquired Fund and issuance of Acquiring Fund Shares;

3.	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund solely in exchange for the assumption by the Acquiring Fund of the Acquired Fund’s Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund shares, except for any gain or loss that may be required to be recognized solely as a result of the close of the Acquired Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;

Dechert LLP

MainStay Epoch U.S. All Cap Fund –

MainStay WMC Enduring Capital Fund

4.	Under Section 354 of the Code, no gain or loss will be recognized by any Acquired Fund Shareholder upon the exchange of its Acquired Fund shares solely for Acquiring Fund Shares;

5.	Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such Acquired Fund Shareholder immediately prior to the Reorganization;

6.	Under Section 1223(1) of the Code, the holding period of Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of the Reorganization;

7.	Under Section 362(b) of the Code, the tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization, except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Acquired Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund;

8.	Under Section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period and except for any assets on which gain is recognized on the transfer to the Acquiring Fund); and

9.	The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

Dechert LLP

MainStay Epoch U.S. All Cap Fund –

MainStay WMC Enduring Capital Fund

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

Dechert LLP